Exhibit 7.1

AGREEMENT FOR THE JOINT FILING OF

SCHEDULE 13D/G

Under Securities Exchange Act of 1934 Rule 13d-1(k), the undersigned hereby agree to file on Schedule 13D or Schedule 13G any statement of beneficial ownership and any amended statement of beneficial ownership of the shares of common stock of Community West Bancshares that is required to be filed by them under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which when so executed is deemed to be an original, and all of which together constitute one and the same instrument.

In Witness Whereof, the undersigned have executed this Agreement as of April 4, 2016.

/s/ Anna S. Belyaev
Anna S. Belyaev

/s/ Philip J. Timyan
Philip J. Timyan